08027940

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Mail Processing
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FEB 29 2008

Washington, DC
106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-32664

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Weston Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 William Street, Suite 100
(No. and Street)

Wellesley (City) MA (State) 02481 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen G. DaCosta (781)235-7055
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

99 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Wayne M. Grzecki, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weston Securities Corporation, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Clara Prokup
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

WESTON SECURITIES CORPORATION

(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Financial Statements and Supplemental Schedules

December 31, 2007

(With Independent Auditors' Report Thereon and Supplemental Report on Internal Control)

WESTON SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Table of Contents

KPMG

KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 507 8321
Internet www.us.kpmg.com

Independent Auditors' Report

The Board of Directors
Weston Securities Corporation:

We have audited the accompanying statement of financial condition of Weston Securities Corporation (the Company) as of December 31, 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weston Securities Corporation as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II, and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 27, 2008

WESTON SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Statement of Financial Condition

December 31, 2007

Assets:		
Cash and cash equivalents	$	472,350
Fees and commissions receivable		164,587
Receivable from affiliate		71,286
Prepaid expenses		16,542
Goodwill		150,000
Total assets	$	874,765
Liabilities:		
Accounts payable and accrued expenses	$	7,364
Income taxes payable		13,383
Payable to affiliate		120,762
Total liabilities		141,509
Stockholder's equity:		
Common stock, no par value. Authorized 12,500 shares; issued and outstanding 1,200 shares		6,000
Additional paid-in capital		418,318
Retained earnings		308,938
Total stockholder's equity		733,256
Total liabilities and stockholder's equity	$	874,765

See accompanying notes to financial statements.

WESTON SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Statement of Operations

Year ended December 31, 2007

Revenues:		
12b-1 fees	$	1,207,345
Commission and other income		1,141,188
		2,348,533
Expenses:		
Administrative fee		1,479,673
Filing fees		121,861
Professional fees		54,256
Other expenses		137,759
		1,793,549
Income before income taxes		554,984
Income tax expense		232,000
Net income	$	322,984

See accompanying notes to financial statements.

WESTON SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2007

	Common stock			Additional paid-in capital	Retained earnings	Total
	Shares		Amount			
Balance, December 31, 2006	1,200	$	6,000	418,318	157,949	582,267
Net income	—		—	—	322,984	322,984
Dividends	—		—	—	(171,995)	(171,995)
Balance, December 31, 2007	1,200	$	6,000	418,318	308,938	733,256

See accompanying notes to financial statements.

WESTON SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Statement of Cash Flows

Year ended December 31, 2007

Cash flows from operating activities:		
Net income	$	322,984
Adjustment to reconcile net income to net cash provided by operating activities – change in:		
Fees and commissions receivable		(60,710)
Receivable from affiliate		(33,253)
Prepaid expenses		(2,200)
Other assets		8,100
Accounts payable and accrued expenses		773
Payable to affiliate		(40,938)
Federal and state income taxes payable		9,300
Net cash provided by operating activities		204,056
Cash flows from financing activities:		
Dividends declared		(171,995)
Net cash used in financing activities		(171,995)
Net increase in cash and cash equivalents		32,061
Cash and cash equivalents at beginning of year		440,289
Cash and cash equivalents at end of year	$	472,350
Supplemental disclosure of cash flow information:		
Cash paid during the period for income taxes	$	222,700

See accompanying notes to financial statements.

(1) Operations and Organization

Weston Securities Corporation (WSC or the Company), organized as a Massachusetts corporation on August 14, 1984, became a wholly owned subsidiary of Washington Trust Bancorp, Inc. (WTB) on August 31, 2005, and was previously a wholly owned subsidiary of Weston Financial Group, Inc. (WFG). In 2005, the Company changed its fiscal year-end from August 31 to December 31 to be the same as its new parent.

WSC is a registered broker/dealer under the Securities Exchange Act of 1934 (Exchange Act of 1934) and a member of the Financial Industry Regulatory Authority (FINRA) – formerly the National Association of Securities Dealers, Inc. (NASD) and Securities Investors Protection Corporation (SIPC), and is involved in the distribution of mutual funds, annuities, variable life and 529 plans. WSC serves primarily as the principal underwriter and distributor of five affiliated mutual funds and distributes these funds predominately to clients of WFG. Certain of the officers and trustees of WSC and the affiliated funds are also officers and directors of WFG.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

Cash represents moneys held in a bank account under normal commercial terms. Investments in money market funds are considered to be cash equivalents. Such investments are carried at cost, which approximates market value.

(b) Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Goodwill is tested for impairment at least annually. Any impairment is recognized as a charge to earnings.

(c) Revenue

The Company earns revenue from the following sources: 12b-1 Fees from New Century Portfolios (NCP), and 12b-1 Fees related to investments in NCP, Park Insurance Agency Inc. (Selling Agreement), and Variable Annuity Trailers. Additionally, the Company receives commissions from the sale of Variable Annuities, 529 Plans, and Life Insurance Policies. Fee revenue is recorded when earned.

(d) Income Taxes

The Company will file its 2007 federal income tax return for the year December 31, 2007 on a consolidated basis with its parent, WTB. The Company is subject to a written tax-allocation agreement, which allocates the Company's consolidated tax liability for payment purposes. Federal income taxes are calculated as if the companies file on a separate return basis. For state income tax purposes, the Company will file on its own behalf.

Income taxes are calculated and are recorded in the Company's results based upon the application of Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes.*

(Continued)

SFAS 109 requires the use of the asset/liability method of accounting for income taxes. Deferred income taxes are recognized for the future tax consequences of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end, based on enacted tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to an amount, which is more likely than not realizable. Income tax expense is the sum of the taxes currently payable and the change during the period in deferred tax assets and liabilities. For the year ended December 31, 2007, the company had no temporary tax differences, and as a result, had no deferred income taxes.

(e) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of income and expenses during the period. Actual results could differ from these estimates.

(3) Goodwill

Goodwill represents the amount allocated to the Company following WTB's purchase of WFG.

(4) Related-Party Transactions

The Company entered into a sales agreement with Park Insurance Agency, Inc. (Park), a wholly owned subsidiary of WFG, under which Park pays to the Company 70% of commissions earned on sales of insurance products. For the year ended December 31, 2007, the Company earned $422,918 under this agreement, $71,286 of which was a receivable at December 31, 2007.

The Company has an agreement with WFG, a wholly owned subsidiary of the Company's sister subsidiary, The Washington Trust Company, under which WFG provides the Company with management, administrative facilities, and services, including the use of WFG personnel. For the year ended, December 31, 2007, the Company paid 25% of specified employee-related costs, 15% of specified occupancy-related costs incurred by WFG, and 20% of the Intercompany Management Fee with WTC. For the year ended December 31, 2007, the Company incurred expenses related to this agreement in the amount of $1,479,673 of which $120,762 is owed to WFG as of December 31, 2007.

(5) Income Taxes

The provision for income taxes is presented below:

Federal	$	174,000
State		58,000
Total income tax expense	$	232,000

The reconciliation of federal income tax at the statutory rate to the effective income tax rate is presented below:

		Amount	Percentage of pre-tax income
Tax at federal income tax rate	$	194,244	35.00%
Increase resulting from state tax, net of federal income tax benefit		37,700	6.79
Other		56	0.01
Total income tax expense	$	232,000	41.80%

Federal income taxes payable in the amount of $17,839 was payable to the Company's parent, WTB. A state income tax refund in the amount of $4,456 was due to the Company.

(6) Net Capital Requirements

The Company is subject to the U.S. Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1), whereby the Company is required to maintain minimum net capital (as defined) of $25,000, and the ratio of aggregate indebtedness (as defined) to net capital, shall not exceed 15 to 1 or 6 ²/₃%. The FINRA provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2007, the Company had net capital of $328,238, which was $303,238 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2007 was 0.44 to 1.

(7) Exemption from Rule 15c3-3

The Company operates pursuant to the exemption provisions of (k)(1) under Rule 15c3-3 of the Securities Exchange Act of 1934, (reserve requirements for brokers and dealers) in that the Company does not hold funds or securities for customers and promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

(Continued)

(8) New Accounting Pronouncement

The Company adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*, on January 1, 2007, which addressed the determination of how tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, a Company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. FIN 48 did not have a material impact on the results of operations, financial condition, or liquidity of the Company.

Schedule I

WESTON SECURITIES CORPORATION

(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2007

Capital – stockholder's equity	$	733,256
Deductions – nonallowable assets:		
Fees and commissions receivable		(164,587)
Receivable from affiliate		(71,286)
Prepaid expenses		(16,542)
Goodwill		(150,000)
Haircut on cash equivalents		(2,603)
Net capital	$	328,238
Aggregate indebtedness	$	141,509
Minimum net capital requirement of broker or dealer (the greater of 6 $^2/_3$% of aggregate indebtedness, as defined, or $25,000)		25,000
Excess net capital	$	303,238
Ratio of aggregate indebtedness to net capital		0.44 – 1
Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2007):		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	341,621
Adjustments to previously reported deductions for non-allowable assets:		
Fees and commissions receivable		(39,987)
Other Assets		3,617
Audit adjustment to record additional commission revenue, net of tax expense		22,987
Net capital per above	$	328,238

See accompanying independent auditors' report.

WESTON SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Computation for Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2007

The Company operates pursuant to the exemptive provisions of (k)(1) under Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirements for brokers and dealers) in that the Company does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

See accompanying independent auditors' report.

Schedule III

WESTON SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2007

The Company operates pursuant to the exemptive provisions of (k)(1) under Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirements for brokers and dealers) in that the Company does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

See accompanying independent auditors' report.

KPMG

KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 507 8321
Internet www.us.kpmg.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Weston Securities Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of Weston Securities Corporation (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2008

END